UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934
For the month of April 2010
Commission File Number 000-50991
TELVENT GIT, S.A.

(Translation of registrant’s name into English)
Valgrande, 6, 28108, Alcobendas, Madrid, Spain

(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☑     Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐     No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐     No ☑

     On April 6, 2010 Telvent GIT, S.A. (the “Company”) entered into a Purchase Agreement (the “Purchase Agreement”) with Barclays Capital Inc. and RBS Securities Inc., as Representatives of the several Initial Purchasers named in Schedule I attached thereto (collectively, the “Initial Purchasers”), in connection with the offering and sale of $200 million (of which $25 million was issued upon exercise of the Initial Purchasers’ overallotment option) in aggregate principal amount of 5.50% Senior Subordinated Convertible Notes due 2015 (the “Notes”). A copy of the Purchase Agreement is furnished as Exhibit 4.1 of this Form 6-K.
     On April 19, 2010, the sale of the Notes was settled and the Notes were issued pursuant to an Indenture, dated April 19, 2010 (the “Indenture”), among the Company, as issuer, BNY Corporate Trustee Services Limited, as trustee, and The Bank of New York Mellon, as note registrar, paying agent and conversion agent. A copy of the Indenture is furnished as Exhibit 4.2 of this Form 6-K.
     The Notes will mature on April 15, 2015 and will be paid semi-annually in arrears at a rate of 5.50% per year on April 15 and October 15 of each year, beginning on October 15, 2010. Under certain circumstances, the Notes will be convertible into cash, Telvent’s ordinary shares or a combination of cash and Telvent’s ordinary shares, at Telvent’s election. The Notes will be convertible at an initial conversion rate of 29.2590 ordinary shares per $1,000 principal amount of notes, which is equivalent to an initial conversion price of approximately $34.18 per ordinary share and represents a 22.5% conversion premium over the closing price of Telvent’s ordinary shares of $27.90 per share on April 6, 2010 on the NASDAQ Global Select Market.
     The net proceeds from the sale of the Notes were approximately $193 million. The Company contributed the majority of the net proceeds from the offering of the Notes to its subsidiary Telvent DTN, Inc. (“Telvent DTN”) and Telvent DTN used the proceeds to repay all amounts outstanding under its credit agreement in full. The Company expects to use the remainder of the net proceeds for general corporate purposes.
     The Purchase Agreement includes customary representations and warranties. Under the terms of the Purchase Agreement the Company and the Initial Purchasers have agreed to indemnify each other against certain liabilities. The Indenture includes customary terms and covenants, including certain events of default after which the Notes may be due and payable immediately.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELVENT GIT, S.A. (Registrant)
By:	/s/ Manuel Sánchez
	Name:	Manuel Sánchez
	Title:	Chief Executive Officer

Date: April 29, 2010

Exhibit Index
The following exhibits have been furnished as part of this Form 6-K.

Exhibit	Description

4.1
Purchase Agreement, dated April 6, 2010, between Telvent GIT, S.A. and Barclays Capital Inc. and RBS Securities Inc., as Representatives of the several Initial Purchasers named in Schedule I attached thereto.

4.2
Indenture, dated April 19, 2010, among Telvent GIT, S.A., as issuer, BNY Corporate Trustee Services Limited, as trustee, and The Bank of New York Mellon, as note registrar, paying agent and conversion agent.